March 31, 2017	Mark C. Amorosi
mark.amorosi@klgates.com

T +1 202 778 9351
F +1 202 778 9100

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A of AXA Premier VIP Trust

(File Nos. 811-10509 and 333-70754)

Dear Ms. Bentzinger:

On behalf of AXA Premier VIP Trust (the “Trust”), set forth below are comments that you provided on March 16, 2017 concerning Post-Effective Amendment No. 56 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to each series of the Trust (each, a “Portfolio” and collectively, the “Portfolios”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on January 31, 2017 pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. A draft of the prospectus which the Trust expects to include in its next post-effective amendment, and which incorporates the Trust’s responses to your comments, is enclosed with this letter.

Prospectus

1.	Prior to the post-effective amendment becoming effective, please file an EDGAR correspondence that includes the final fee table and expense example for each Portfolio.

Response: The Trust has enclosed with this letter a revised prospectus for each Portfolio, which includes the updated fee table and expense example for each Portfolio.

2.

For any Portfolio that has adopted a Rule 35d-1 investment test and that includes derivatives in the test, please disclose that such instruments are valued on a mark to market basis rather than using notional value, for purposes of calculating compliance with the 80% policy.

K&L GATES LLP

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Elisabeth Bentzinger

March 3, 2017

Response: The Trust notes that each Portfolio is a fund of funds and, therefore, does not invest directly in derivative instruments. The Trust further notes that the principal investment strategy of each Portfolio that has adopted a Rule 35d-1 investment test includes a statement that “[f]or purposes of complying with the 80% policy…, the Adviser will identify Underlying Portfolios and Underlying ETFs in which to invest by reference to such Underlying Portfolio’s or Underlying ETF’s name and investment policies at the time of investment.” The Trust is not aware of a requirement to “look through” to the securities held by an Underlying Portfolio or Underlying ETF when determining a Portfolio’s compliance with Rule 35d-1 under the 1940 Act. Therefore, the Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Portfolio’s 80% investment policy.

With respect to the affiliated Underlying Portfolios in which a Portfolio may invest, the Trust confirms that each affiliated Underlying Portfolio currently values derivatives at mark to market value for purposes of determining compliance with the affiliated Underlying Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative.

3.

For any Portfolio that invests in underlying funds and has a Rule 35d-1 investment test, please add disclosure indicating that the Portfolio will consider the investments of the underlying funds when determining compliance with its own names rule policy.

Response: As noted above in response to Comment 2, the Trust is not aware of a requirement to “look through” to the securities held by an underlying fund when determining a Portfolio’s compliance with Rule 35d-1 under the 1940 Act. Therefore, the Trust respectfully declines to add a statement indicating that a Portfolio will consider the investments of the underlying funds in determining its compliance with Rule 35d-1 under the 1940 Act.

4.

Please explain supplementally whether any Portfolio may invest in contingent convertible securities (or “CoCos”) as a principal investment strategy. The staff may have additional disclosure comments based on the response.

Response: The Portfolios do not invest in contingent convertible securities as a principal strategy.

5.	With respect to the Portfolios that invest in CLOs, CDOs and CMOs, please disclose that the Portfolio will not invest more than 15% in CLOs, CDOs and CMOs.

Elisabeth Bentzinger

March 3, 2017

Response: The Trust will disclose in its Statement of Additional Information that each Portfolio will not invest more than 15% of its assets in collateralized debt obligations and collateralized mortgage obligations. The Trust notes that as disclosed in the Statement of Additional Information, no Portfolio intends to purchase any security if, as a result, more than 15% of its net assets would be invested in illiquid securities.

6.

On page 222, in the section describing the expense limitation agreement, please revise the disclosure regarding reimbursements to clarify that the recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Trust has revised the disclosure as follows:

The Adviser may be reimbursed the amount of any such payments and waivers in the future provided that the payments or waivers are reimbursed within three years of the payment or waiver being made and the combination of the Portfolio’s expense ratio and such reimbursements does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower. If the actual expense ratio is less than the expense cap and the Adviser has recouped any eligible previous payments made, the Portfolio will be charged such lower expenses.

7.

In the section “More About Investment Strategies & Risks” (beginning on page 136), please state each Portfolio’s investment objective and whether it is fundamental or can be changed without shareholder approval. See Item 9(a) of Form N-1A. In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Portfolio, perhaps with the use of a chart. Alternatively, please move all non-principal risks to the Statement of Additional Information (“SAI”). See Instruction C.3(b) to the General Instructions of Form N-1A and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response: The section “More About Investment Strategies & Risks” discloses that “[a]s described in this Prospectus, each Portfolio has its own investment objective(s), policies and strategies” and that “[t]he investment objective of each Portfolio may be changed without prior notice or shareholder approval.” The Trust notes that, as required by Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. The Portfolios’ principal risks, as well as additional information associated with the Portfolios’ principal risks, are described within the statutory prospectus. The “More About Investment Strategies & Risks” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Trust respectfully declines to make any further revisions.

Elisabeth Bentzinger

March 3, 2017

8.

In the disclosure provided in response to Item 9(b) of Form N-1A, please disclose any policy by any Portfolio to concentrate in securities of issuers in a particular industry or group of industries. Please see Instruction 4 to Item 9(b) of Form N-1A.

Response: None of the Portfolios has a policy to concentrate in securities of issuers in a particular industry or group of industries. Therefore, the Trust has not disclosed any such policy in the disclosure provided in response to Item 9(b) of Form N-1A.

9.

The beginning paragraph in the “Additional Information About the Investment Strategies” section (page 136) refers to the Charter Allocation Portfolios; please expand the disclosure to include the other Portfolios offered in the prospectus.

Response: The Trust has revised the disclosure to refer to the “Portfolios” instead of the “Charter Allocation Portfolios”.

Statement of Additional Information

10.

Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 6), the SEC’s position is that concentration involves the investment of more than 25%, rather than “25% or more” of a fund’s assets. The language in the discussion differs from Form N-1A.

Response: The Trust notes that the disclosure was included in two proxy statements that were filed with the SEC. The Trust submits that the disclosure is not in contravention of the SEC’s position and respectfully declines to revise the disclosure.

11.

Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 6), please revise the explanatory note to state that the Portfolios will consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

12.

Please provide the information required by Items 25(a)(3) and 25(b) of Form N-1A. If the response is that no such amounts are paid to the underwriter, then please explain supplementally how amounts are paid to selling firms if not through the underwriter.

Elisabeth Bentzinger

March 3, 2017

Response: The compensation received by the principal underwriter from the Portfolios is disclosed in the SAI in the section titled “The Distributor.” The Trust does not pay the Distributor any underwriting commissions for the sale of fund shares, and therefore Item 25(a)(3) of Form N-1A is not applicable. The Distributor does not receive any underwriting discounts and commissions, compensation on redemptions and repurchases, or brokerage commissions, as referenced in Item 25(b) of Form N-1A. Disclosure describing “other compensation” as referenced in Item 25(b) appears in the section “The Distributor” in the SAI in tabular format. The table shows the amounts paid by the Class A and Class B shares of each listed Portfolio for the Distributor pursuant to the Rule 12b-1 Distribution Plans for the fiscal year ended December 31, 2016. This information is responsive to both Item 19(g) and Item 25(b) of Form N-1A.

13.	Please confirm that the information in the table of 12b-1 fees and the table of affiliated broker transactions will be updated in a post-effective amendment.

Response: The Trust confirms that the information in the table of 12b-1 fees and the table of affiliated broker transactions will be updated in its next post-effective amendment.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
Anthony Geron, Esq.
Kiesha T. Astwood-Smith, Esq.
AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP